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                                                                EXHIBIT 7.2




                      STOCK PURCHASE AND OPTION AGREEMENT


     This Agreement is made as of the 7/24/89 day of July, 1989 by and between Marshall J. Mueller ("Mueller") and Code-Alarm, Inc., a Michigan corporation ("Code-Alarm").

                                  WITNESSETH:

     WHEREAS, Mueller has been an executive officer, director and shareholder of Code-Alarm since its formation;

     WHEREAS, Mueller is the owner of record of Four Hundred Forty-Five Thousand Eight Hundred Ten (445,810) shares of the common stock of Code-Alarm (the "Stock"); and


     WHEREAS, Mueller desires to sell his shares of Code-Alarm stock and to terminate his employment by Code-Alarm.

     NOW, THEREFORE, IT IS HEREBY AGREED that:

     1. Simultaneously with the delivery of this Agreement, Code-Alarm shall deliver to Mueller a cashier's check in the amount of Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) payable to the order of Mueller.

     2. Simultaneously with the delivery of this Agreement, Mueller shall deliver to Code-Alarm certificates representing Two Hundred Fifty Thousand (250,000) shares of the Stock, duly endorsed for transfer to Code-Alarm, with his signature guaran-
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teed by a national bank or member of a national securities exchange, together with a consent in form and substance satisfactory to Code-Alarm waiving compliance with Article III of the shareholders agreement dated as of May 29, 1987 among certain shareholders of Code-Alarm and Code-Alarm (the "Shareholders Agreement"), duly executed by shareholders holding more than 2/3 of the restricted shares subject to the Shareholders Agreement.

        3. Mueller hereby grants to Code-Alarm an option to purchase up to One Hundred Ninety-Five Thousand Eight Hundred Ten (195,810) shares of the Stock (the "Option"). The exercise price of the Option shall be equal to the greater of (i) Ten and 00/100 Dollars ($10.00) per share and (ii) seventy percent (70%) of the net proceeds, after deduction of underwriting discounts or placement fees and offering expenses, received by Code-Alarm from the sale of the Stock subject to the Option in a public offering or private placement (the "Exercise Price"). The Option may be exercised at any time prior to the first anniversary of this Agreement by notice from Code-Alarm to Mueller. The closing shall take place five (5) business days after the public or private offering. At the closing, Code-Alarm shall deliver to Mueller a cashier's check in the amount of the Exercise Price payable to the order of Mueller against delivery by Mueller of certificates representing the number of shares of the Stock to be purchased, duly endorsed for transfer to Code-Alarm, with a signature guaranteed by a national bank or a member of a nation-




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al securities exchange, together with a consent in form and substance satisfactory to Code-Alarm waiving compliance with Article III of the Shareholders Agreement duly executed by shareholders holding more than 2/3 of the restricted shares subject to the Shareholders Agreement.

        4. Simultaneously with the delivery of this Agreement, Mueller shall cease to be an officer, employee or consultant of Code-Alarm. The employment agreement dated as of May 29, 1987 between Mueller and Code-Alarm (the "Employment Agreement") is hereby amended to provide that the Employment Term provided in the Employment Agreement shall terminate as of the date of this Agreement, and neither Mueller nor his heirs, successors or assigns shall be entitled to receive any further compensation or benefit from Code-Alarm under the Employment Agreement after the date of this Agreement.

        5. Mueller represents and warrants that; (i) he is the sole legal and beneficial owner of the Stock, with full and unrestricted power to grant the Option and to sell, convey, transfer, assign, endorse and otherwise deliver the Stock; (ii) the delivery to Code-Alarm of the certificates representing the Stock shall vest in Code-Alarm full, good and marketable right, title and interest thereto, free and clear of all liens, pledges, claims, restrictions and other encumbrances; (iii) he is aware that Code-Alarm intends to finance the purchase of the





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Stock initially through a bank loan and ultimately through private or public offerings of securities of Code-Alarm, which may include the sale of the common stock of Code-Alarm at a price in excess of the price being paid to Mueller pursuant to this Agreement; and (iv) he has reviewed all of the public information regarding Code-Alarm and has had the opportunity to have answered any questions about the business or prospects of Code-Alarm. Mueller shall indemnify and hold Code-Alarm harmless from and against all claims, damages, losses, liabilities, costs and other expenses, including actual attorney's fees, in any way arising out of or related to the representations and warranties contained herein.

     6. This Agreement and the documents referred to herein represent the full and complete agreement among the parties, with respect to the subject matter hereof, and supercede all prior negotiations and agreements, whether oral or written. There are no representations, warranties, covenants, conditions, terms, agreements, promises, understandings, commitments or other arrangements other than those expressly set forth herein or made in writing on or after the date hereof.

     7. This Agreement is made pursuant to, and shall be governed by, construed under and enforced in accordance with, the laws of the State of Michigan, without regard to its conflict-of-laws principles.

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     8.   This Agreement shall be binding upon, inure to the benefit of and be enforceable by the heirs, executors, personal representatives, trustees, guardians, custodians, administrators, conservators, successors and assigns of the parties hereto, provided that no assignment of this Agreement shall be effective without the express written consent of the other party.

     9. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties have duly executed and delivered this Agreement as of the day and year first above written.

Witness:                                MARSHALL J. MUELLER


/s/ Kenneth M. Mueller                  By: /s/ Marshall J. Mueller
---------------------------                ------------------------------
                                            Marshall J. Mueller


Attest:                                 CODE-ALARM, INC.



By: /s/ Larry J. Vingelman              By: /s/ Rand W. Mueller
   -------------------------               ------------------------------
   Larry J. Vingelman                      Rand W. Mueller
   Secretary                               President




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